GeoPetro Resources Company
One Maritime Plaza, Suite 700
San Francisco, CA  94111

February 6, 2007

Via Facsimile and Edgar

Mr. Jason Wynn

Mail Stop 7010

Division of Corporation Finance

Securities and Exchange Commission

100 “F” Street, N.E.

Washington, DC 20549

Re:          GeoPetro Resources Company
Registration Statement on Form S-1 (File No. 333-135485)

Dear Ladies and Gentlemen:

The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 8, 2007, at 3:00 p.m., Eastern Time, or as soon thereafter as is practicable.  Until such time as it becomes effective, the above-referenced Registration Statement will continue to be subject to the delaying amendment set forth therein.

In connection therewith, GeoPetro Resources Company (“GeoPetro”) acknowledges that:

i.      should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

ii.     the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve GeoPetro from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

iii.    GeoPetro may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

GeoPetro Resources Company

/s/ Stuart J. Doshi
Stuart J. Doshi
President and Chief Executive Officer